Exhibit 99.1

March 25th 2016

TO THE SHAREHOLDERS OF MARKIT LTD.

Enclosed is a Notice of the Annual General Meeting of Shareholders of Markit Ltd. (“Markit” or the “Company”) and related materials. The Annual General Meeting will be held at Davis Polk & Wardwell London LLP, 5 Aldermanbury Square, London, EC2V 7HR on May 5th 2016, at 9:00 a.m. London time (the “Meeting”).

At the Meeting, the shareholders of the Company will consider and vote upon proposals:

1.	To elect a total of three Class II directors to serve until the 2019 Annual General Meeting of Shareholders or until their respective offices shall otherwise be vacated pursuant to the Company’s bye-laws (“Proposal One”); and

2.	To approve the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors until the close of the next Annual General Meeting of Shareholders and to authorise the Company’s Board of Directors, acting by the Audit and Risk Committee, to determine the remuneration of the independent auditors (“Proposal Two”).

Under Proposal One, where persons are validly proposed for re-election or election as a Class II director, the persons receiving the most votes cast at the Meeting, either in person or by proxy (up to the number of Class II directors to be elected) shall be elected as Class II directors, and an absolute majority of the votes cast shall not be a prerequisite to the election of such Class II directors. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy. We urge you to vote in favour of the Proposals. At the Meeting, the Company’s audited consolidated financial statements for the year ended December 31st 2015 and the auditor’s report thereon will be laid before the shareholders.

You are cordially invited to attend the Meeting in person. You will need proof of ownership of shares in the Company to be admitted to the Meeting. If your shares are held in the name of your broker, bank, or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank, or other nominee indicating that you were the owner of the shares on March 10th 2016. When you arrive at the Meeting you may be asked to present a form of personal photo identification, such as a driver’s license. If you are a shareholder of record, meaning your shares are held in your name, and you attend the Meeting, you may revoke your proxy and vote your shares in person.

The Company’s 2015 Annual Report is available on the Company’s website at www.markit.com. Any shareholder may receive a hard copy of the Company’s 2015 Annual Report free of charge upon written request to the Company Secretary at c/o Markit Legal Department, 4th Floor, Ropemaker Place, 25 Ropemaker Street, London, EC2Y 9LY, United Kingdom.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Lance Uggla

Chairman and Chief Executive Officer

MARKIT LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 5th 2016

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders (the “Meeting”) of Markit Ltd. (the “Company”) will be held on May 5th 2016 at 9:00 a.m. London time at Davis Polk & Wardwell London LLP, 5 Aldermanbury Square, London, EC2V 7HR, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying proxy statement:

1.	To elect a total of three Class II directors to serve until the 2019 Annual General Meeting of Shareholders or until their respective offices shall otherwise be vacated pursuant to the Company’s bye-laws;

2.	To approve the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors until the close of the next Annual General Meeting of Shareholders and to authorise the Company’s Board of Directors, acting by the Audit and Risk Committee, to determine the remuneration of the independent auditors; and

3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The Company’s audited consolidated financial statements for the year ended December 31st 2015 together with the auditor’s report thereon will be presented at the Meeting. Markit’s Board of Directors has fixed the close of business on March 10th 2016 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof.

All shareholders will need proof of ownership of shares in the Company, and may be asked to present a form of personal photo identification, in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank, or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank, or other nominee indicating that you were the owner of the shares on March 10th 2016.

By Order Of The Board Of Directors,

Jeffrey Gooch

Chief Financial Officer and Secretary

March 25th 2016

London, England

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MARKIT LTD.

PROXY STATEMENT FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 5th 2016

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board” or the “Directors”) of Markit Ltd., a Bermuda company (the “Company”), for use at the Company’s Annual General Meeting of Shareholders to be held at Davis Polk & Wardwell London LLP, 5 Aldermanbury Square, London, EC2V 7HR, on May 5th 2016 at 9:00 a.m. London time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.

VOTING RIGHTS AND OUTSTANDING SHARES

On March 10th 2016 (the “Record Date”), the Company had issued and outstanding 204,432,107 common shares, par value $0.01 per share (the “Common Shares”), including 25,219,470 issued and outstanding Common Shares held by the Markit Group Holdings Limited Employee Benefit Trust (the “EBT”). The trustee of the EBT may not vote any Common Shares held by the EBT unless the Company directs otherwise. Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Two or more persons present at the start of the Meeting and representing in person or by proxy in excess of 50% of the total issued shares in the Company entitled to vote at the Meeting (including the Common Shares held by the EBT) shall form a quorum for the transaction of business at the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.

The Common Shares are listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “MRKT.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by (i) filing with the Secretary of the Company prior to the Meeting a written notice of revocation by mail to Markit Ltd., Attention: Company Secretary, c/o Markit Legal Department, 4th Floor, Ropemaker Place, 25 Ropemaker Street, London, EC2Y 9LY, United Kingdom, (ii) submitting a duly executed proxy bearing a later date that the Company receives prior to the conclusion of voting at the Meeting, (iii) attending the Meeting and voting in person or (iv) logging on to www.proxyvote.com in the same manner you would to submit your proxy electronically or calling 1-800-690-6903, and in either case following the instructions to revoke or change your voting instructions.

PROPOSED MERGER WITH IHS

On March 21, 2016, the Company publicly announced the signing of a definitive agreement under which Markit and IHS, Inc. (“IHS”) would combine in an all-share merger. The combination will be a merger of equals, and the Company will be renamed IHS Markit and headquartered in London. Mr. Jerre Stead, IHS Chairman and Chief Executive Officer, will assume the role of Chairman of the Board of Directors and Chief Executive Officer of IHS Markit. Mr. Lance Uggla will be President and a member of the Board of Directors. The transaction is expected to close in the second half of 2016, subject to customary closing conditions, including regulatory approvals and approval by both IHS and Markit shareholders. The Board of Directors of the combined company will be comprised of 11 members, with IHS designating six members (including the chairman) and the Company designating five members (including the lead director) from their current boards. For further information regarding the proposed merger, we direct your attention to the Current Report on Form 6-K that Markit furnished with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2016, which is hereby incorporated by reference herein. This Current Report is available to the public from the SEC’s website at http://www.sec.gov. You may also obtain a copy of this Current Report without charge upon written request to the Company Secretary at c/o Markit Legal Department, Markit Ltd., 4th Floor, Ropemaker Place, 25 Ropemaker Street, London, England EC2Y 9LY.

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PROPOSAL ONE

ELECTION OF DIRECTORS

The Board has nominated Timothy Frost, James A. Rosenthal and Anne Walker for election as Class II directors. Set forth below is information concerning the Board composition, each Director nominee, each of the Company’s current Directors and certain other information regarding the Company’s corporate governance practices.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, then (i) the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend or (ii) the Board may reduce its size.

BOARD COMPOSITION AND ELECTION OF DIRECTORS

The Company’s Board of Directors is divided into three classes. Pursuant to the Company’s bye-laws, directors are elected at the annual general meeting of shareholders for a period of three years, with each director serving until the third annual general meeting of shareholders following their election. Upon the expiration of the term of a class of directors, directors for that class will be elected for a three-year term at the annual general meeting of shareholders in the year of such expiration.

Timothy Frost, James A. Rosenthal and Anne Walker are initially serving as Class II directors for a term expiring in 2016.

Edwin Cass, Lance Uggla, Jill Denham and William E. Ford are initially serving as Class III directors for a term expiring in 2017. Lance Uggla also serves as the Chairman of the Board.

Dinyar Devitre, Robert Kelly and Cheng Chih Sung were re-elected as Class I directors at the Company’s 2015 annual general meeting of shareholders for a term expiring in 2018.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the Company’s directors.

CPPIB purchased approximately $250 million of the Common Shares at the initial public offering price in the Company’s initial public offering in June 2014, and has the right to nominate, in consultation with the Nominating and Governance Committee, one director for appointment to the Board pursuant to a Director Nomination Agreement between CPPIB and the Company. This right will expire if CPPIB’s beneficial ownership of Common Shares falls below 100% of the number of Common Shares CPPIB purchased in the Company’s initial public offering. Mr. Cass was appointed as a Class III Director as the designee nominated by CPPIB pursuant to this nomination right.

Each of the Directors will continue to serve as a Director until the election and qualification of his or her successor, or until the earlier of his or her death, resignation or removal.

Nominees for Election to the Company’s Board Of Directors and Current Directors

Information concerning the Director nominees is set forth below:

Name	Position	Class

Timothy J.A. Frost	Director	II

James A. Rosenthal	Director	II

Anne Walker	Director	II

The biographies of each of these nominees are as follows:

Timothy J.A. Frost has been a director of Markit since January 2010. He previously served as a director from 2003 to 2004. Mr. Frost is a non-executive director of Cairn Capital Group Limited. He is also a Governor of the London School of Economics and Political Science and a member of the Court of Directors of The Bank of England, where he is also a member of its audit and risk committee. Prior to Cairn Capital, Mr. Frost worked at J.P. Morgan in a variety of roles, including European Head of Credit Trading, Sales and Research. Mr. Frost began his career as an officer in the British Army and served in Germany and the Falkland Islands. Mr. Frost holds a BSc in Economics from the London School of Economics and Political Science.

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James A. Rosenthal has been a director of Markit since September 2013. Mr. Rosenthal is the Executive Vice President and Chief Operating Officer of Morgan Stanley, a member of Morgan Stanley’s management and operating committees, Chairman and Chief Executive Officer of Morgan Stanley Bank, N.A., and Chairman of the board of Morgan Stanley Private Bank, N.A. Mr. Rosenthal is a member of the board of The Lincoln Center for the Performing Arts, Inc. Mr. Rosenthal was previously Head of Corporate Strategy of Morgan Stanley, Chief Operating Officer of Morgan Stanley Wealth Management and Head of Firmwide Technology and Operations for Morgan Stanley. Prior to joining Morgan Stanley, Mr. Rosenthal served as Chief Financial Officer of Tishman Speyer from 2006 to 2008. Mr. Rosenthal holds a BA from Yale and a JD from Harvard Law School.

Anne Walker has been a director of Markit since February 2013. Ms. Walker is currently Head of Enterprise Strategic Initiatives at Bank of America, including oversight of Bank of America’s effort to streamline and drive operational excellence as well as lead development of payment strategy. Prior to this, Ms. Walker was the Head of Global Corporate Strategy & Investor Relations and the Head of U.S. Equity Syndicate at Bank of America. Ms. Walker started her career with Merrill Lynch in 1996 in investment banking and joined Equity Capital Markets in 2001. Ms. Walker holds a BA from Harvard University and an MBA from Columbia Business School.

Information concerning the current Directors (other than Mr. Frost, Mr. Rosenthal and Ms. Walker) is set forth below:

Name	Position	Class

Edwin D. Cass	Director	III

Gillian H. Denham	Director	III

Dinyar S. Devitre	Director	I

William E. Ford	Director	III

Robert P. Kelly	Director	I

Cheng Chih Sung	Director	I

Lance Uggla	Chairman and Chief Executive Officer	III

The biographies of each of these current Directors are as follows:

Edwin D. Cass has been a director of Markit since October 2014. Mr. Cass is the senior managing director and Chief Investment Strategist for the Canada Pension Plan Investment Board (“CPPIB”), responsible for overall fund level investment strategy. He chairs CPPIB’s investment planning committee, which approves all new investment programmes and oversees all portfolio risks. Mr. Cass has been with CPPIB since 2008 in various positions. Mr. Cass is also a member of the board of trustees of the University of Guelph in Canada. Prior to joining CPPIB, Mr. Cass was a managing director and co-chief investment officer for Fortress Investment Group’s Drawbridge Relative Value Fund where he was responsible for fixed-income, currency, stock index and commodity trading strategies. Mr. Cass previously held senior positions at Deutsche Bank and Toronto-Dominion Securities Inc. He holds a Bachelor of Science (Honours) degree in Theoretical Physics from Queen’s University and a Bachelor of Laws from Osgoode Hall Law School.

Gillian (Jill) H. Denham has been a director of Markit since December 2013. Ms. Denham is chair of the board of directors of Morneau Shepell Inc. and a member of the board of directors of Penn West Petroleum Ltd. and National Bank of Canada. Ms. Denham is also chair of the boards of directors of Munich Reinsurance Company of Canada and Temple Insurance Company, where she is chair of the investment committees and a member of the audit committees. Ms. Denham is a member of the board of governors and chairs the audit committee of Upper Canada College. From 2001 to 2005, Ms. Denham was Vice Chair, Retail Markets at the Canadian Imperial Bank of Commerce. Ms. Denham joined Wood Gundy (subsequently acquired by CIBC) in 1983 as an Assistant Vice-President in Corporate Finance and throughout her career at CIBC held progressively more senior roles. Ms. Denham previously served on the boards of the Ontario Teachers’ Pension Plan Board, the Foundation Board of the Hospital for Sick Children and the Prostate Cancer Research Foundation. Ms. Denham holds an Honours Business Administration degree from the University of Western Ontario School of Business Administration and an MBA from Harvard Business School.

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Dinyar S. Devitre has been a director of Markit since November 2012. Mr. Devitre is a special adviser to General Atlantic LLC, a global growth equity firm. Mr. Devitre is also a member of the board of directors of Altria Group, Inc., where he serves on its finance committee and SABMiller plc, where he serves on its audit committee. Mr. Devitre also is the Executive Chairman of Pratham USA and serves as a Trustee of the Brooklyn Academy of Music and a Trustee Emeritus of the Asia Society. In March 2008, Mr. Devitre retired from his position as Senior Vice President and Chief Financial Officer of Altria Group, Inc. Prior to Mr. Devitre’s appointment to this position in April 2002, he held a number of senior management positions with Altria. Mr. Devitre previously served on the boards of Western Union Company, Emdeon Inc., Kraft Foods Inc. (now known as Mondelēz International, Inc.) and The Lincoln Center for the Performing Arts, Inc. Mr. Devitre holds a BA (Hons) degree from St. Joseph’s College, Darjeeling and an MBA from the Indian Institute of Management in Ahmedabad.

William E. Ford has been a director of Markit since January 2010. Mr. Ford is the Chief Executive Officer and Managing Director of General Atlantic LLC, a global growth equity firm, where he has worked since 1991. Mr. Ford sits on the boards of Tory Burch and Oak Hill Advisors, which are General Atlantic portfolio companies. Mr. Ford is actively involved in various non-profit organisations and serves on the boards of the National Committee on US-China Relations, Shofco (Shining Hope for Communities), New York Genome Center and New York Public Library. Mr. Ford is a member of the advisory board of Soros Fund Management Advisory Committee, McKinsey Investment Office Advisory Council, Stanford Graduate School of Business, Tsinghua University School of Economics and Management, TBG Limited Advisory Board, Lincoln Center and The Johnson Company. He is also a Vice Chairman of the board of trustees of The Rockefeller University, a member of the board of overseers and managers of Memorial Sloan Kettering Cancer Center and a chairman of the Investment Committee of Amherst College. Mr. Ford formerly served on the boards of a number of General Atlantic portfolio companies including CareCore National, NYSE Euronext, E*Trade, Priceline, NYMEX and Zagat Survey. Mr. Ford holds a BA in Economics from Amherst College and an MBA from the Stanford Graduate School of Business.

Robert P. Kelly has been a director of Markit since November 2012 and serves as lead director of the Company’s Board of Directors. Mr. Kelly is chairperson of Canada Mortgage and Housing Corporation and chairman of Santander Asset Management. Mr. Kelly also serves as a member of the Trilateral Commission and head of the U.S. alumni association of the Cass Business School, London. Mr. Kelly was most recently chairman and Chief Executive Officer of The Bank of New York Mellon and The Bank of New York Mellon Corporation until 2011. Prior to that, Mr. Kelly was Chairman, Chief Executive Officer and President of Mellon Bank Corporation, Chief Financial Officer of Wachovia Corporation and Vice- Chairman of Toronto-Dominion Bank. Mr. Kelly previously served as Chancellor of Saint Mary’s University in Canada, was a former member of the boards of the Financial Services Forum, the Federal Advisory Council of the Federal Reserve Board, the Financial Services Roundtable, and Institute of International Finance, and a former member of the board of trustees of St. Patrick’s Cathedral in New York City, Carnegie Mellon University in Pittsburgh and the Art Gallery of Ontario. Mr. Kelly holds a B.Comm. from Saint Mary’s University, an MBA from the Cass Business School, City University, London, United Kingdom and is a Chartered Accountant and Fellow Chartered Accountant. Mr. Kelly has been awarded honorary doctorates from City University and Saint Mary’s University.

Cheng Chih Sung has been a director of Markit since December 2013. Dr. Sung is the Chief Executive Officer of Avanda Investment Management Pte. Ltd. and an investment adviser to the finance ministries in Singapore and Norway. Dr. Sung serves on the boards, investment and risk committees, and human resource and remuneration committees of a number of financial and academic institutions including the MIT Investment Management Company, the NTUC Income Insurance Co-Operative and the Wealth Management Institute in Singapore. Dr. Sung was previously an investment adviser to the Monetary Authority of Singapore and the Government of Singapore Investment Corporation. Prior to 2011, Dr. Sung was Managing Director and Chief Risk Officer for the Government of Singapore Investment Corporation, which he joined in 1993, as well as chairman of the group risk committee and a member of the group executive committee. Dr. Sung holds a BSc and MSc in Applied Mathematics from the University of Waterloo and a PhD in Pure Mathematics from the University of Minnesota.

Lance Uggla is Chief Executive Officer and Chairman of the Company’s Board of Directors, responsible for leading the company’s strategic development and managing its day-to-day operations. Mr. Uggla is a founder of Markit and has been a director and chief executive of the business since its formation in 2003. Prior to this, Mr. Uggla was Global Head of Credit Trading and Head of Europe and Asia for TD Securities. Mr. Uggla started his career at Wood Gundy in Toronto and, following the acquisition by CIBC, was latterly Global Head of Fixed Income. Mr. Uggla holds a BBA from the Simon Fraser University and an MSc from the London School of Economics.

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Committees of the Board

Audit and Risk Committee.  The Company’s Audit and Risk Committee consists of Mr. Cass, Mr. Devitre, Mr. Frost and Dr. Sung. The Audit and Risk Committee assists the Board in overseeing the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. In addition, the Audit and Risk Committee is directly responsible for recommending the appointment of, and the compensation, retention and oversight of the work of the Company’s independent registered public accounting firm. Mr. Devitre serves as chair of the Audit and Risk Committee.

The Board has determined that each of Mr. Cass, Mr. Devitre, Mr. Frost and Dr. Sung satisfies the “independence” requirement of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and meets the financial literacy and sophistication requirements of the listing standards of NASDAQ. The Board has also determined that Mr. Devitre qualifies as an “audit committee financial expert” as such term is defined in the rules of the U.S. Securities and Exchange Commission.

HR and Compensation Committee.  The Company’s HR and Compensation Committee consists of Ms. Denham, Mr. Ford, Mr. Kelly and Mr. Rosenthal. The HR and Compensation Committee’s duties include determining the compensation to the Company’s Chief Executive Officer and the Company’s other executive officers and other key management personnel. The HR and Compensation Committee is also responsible for approving, allocating and administering the Company’s share incentive plans, executive level contract provisions, executive level succession plans, CEO performance appraisal criteria and benchmarking compensation recommendations against generally accepted market total compensation levels for annual recommendation to the Board. Mr. Kelly is chair of the HR and Compensation Committee.

Nominating and Governance Committee.  The Company’s nominating and governance committee consists of Ms. Denham, Mr. Devitre, Mr. Frost, Mr. Kelly and Mr. Uggla. This committee identifies, evaluates and selects, or makes recommendations to the Board regarding, nominees for election to the Board and its committees. Mr. Frost is chair of the Nominating and Governance Committee.

Risk Management

The Board executes its oversight responsibility for risk management directly and through its Audit and Risk Committee. The Audit and Risk Committee has the primary responsibility of reviewing the Company’s policies and practices with respect to risk assessment and risk management, including discussing with management the Company’s major operational, financial, reputational, legal and compliance risk exposures and the steps that have been taken to identify, assess, monitor and control such exposures. It is the responsibility of the Chief Risk Officer of the Company to make regular independent reports about the risk profile of the Company and any reports on material breaches of related policies and practices. The Audit and Risk Committee’s meeting agenda regularly include a review of the Company’s policies and practices with respect to risk assessment and risk management. In addition, the Audit and Risk Committee’s meeting agenda regularly include a review and discussion with management of the Company’s compliance with laws and regulations, including major legal and regulatory initiatives, and a review of any major litigation or investigations against the Company that may have a material impact on the Company’s financial statements. The Board is kept informed of the Audit and Risk Committee’s risk management and other compliance matters via reports of the committee chair to the full Board. These reports are presented at every regular Board meeting. Management routinely informs the Board of developments that could affect the Company’s risk profile or other aspects of its business.

Corporate Governance Guidelines

The Board has adopted corporate governance guidelines (the “Corporate Governance Guidelines”) that serve as a flexible framework within which the Board and its committees operate. These guidelines cover a number of areas including the size and composition of the Board, membership criteria and director qualifications, director responsibilities, Board agenda, roles of the Chairman and Chief Executive Officer and lead independent director, meetings of independent directors, committee responsibilities and assignments, Board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning.

The Corporate Governance Guidelines are publicly available under the “Governance” section of the Company’s investor relations website at http://www.markit.com/company/investors. The information on the Company’s website is not incorporated by reference into this proxy statement. A copy will be provided in print without charge upon written request to the Company Secretary at c/o Markit Legal Department, Markit Ltd., 4th Floor, Ropemaker Place, 25 Ropemaker Street, London, England EC2Y 9LY.

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Code Of Ethics

The Board has adopted a code of conduct and business ethics (the “Code of Conduct”), which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards, and applies to all of the Company’s directors, officers and other employees. Any waiver of the Code of Conduct for directors or executive officers may be made only by the Board and will be promptly disclosed to the Company’s shareholders as required by applicable laws and NASDAQ rules. Amendments to the Code of Conduct must be approved by the Board and will be promptly disclosed (other than technical, administrative or non-substantive changes).

During 2015, no amendments were made to a provision of the Code of Conduct, and no waivers were explicitly or implicitly granted to any of the company’s principal executive officer, principal financial officer and principal accounting officer, in each case that would be required to be disclosed in the Company’s annual report.

The Code of Conduct is publicly available under the “Governance” section of the Company’s investor relations website at http://www.markit.com/company/investors. The information on the Company’s website is not incorporated by reference into this proxy statement. A copy will be provided in print without charge upon written request to the Company Secretary at c/o Markit Legal Department, Markit Ltd., 4th Floor, Ropemaker Place, 25 Ropemaker Street, London, England EC2Y 9LY.

Communications To The Board

Shareholders and other interested parties may communicate directly with the Company’s independent directors by sending a written communication in an envelope addressed to: Board of Directors (Independent Members), c/o Company Secretary, Markit Legal Department, Markit Ltd., 4th Floor, Ropemaker Place, 25 Ropemaker Street, London, England EC2Y 9LY.

Shareholders and other interested parties may communicate directly with the full Board by sending a written communication in an envelope addressed to: Board of Directors, c/o Company Secretary, Markit Legal Department, Markit Ltd., 4th Floor, Ropemaker Place, 25 Ropemaker Street, London, England EC2Y 9LY.

The Audit and Risk Committee has established a process for communicating complaints regarding accounting or auditing matters. In order to submit a complaint, you may call the Company’s hotline at +1-877-865-4585 or post a message at www.openboard.info/MRKT/. Any such complaints received or submitted are forwarded as appropriate to the Audit and Risk Committee, to take such action as may be appropriate.

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REQUIRED VOTE

For Proposal One, where persons are validly proposed for re-election or election as a Class II director, the persons receiving the most votes cast at the Meeting, either in person or by proxy (up to the number of Class II directors to be elected) shall be elected as Class II directors, and an absolute majority of the votes cast shall not be a prerequisite to the election of such Class II directors.

EFFECT OF ABSTENTIONS

Abstentions will not affect the vote on Proposal One.

RECOMMENDATION

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

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PROPOSAL TWO

APPROVAL OF APPOINTMENT OF

INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors until the close of the next Annual General Meeting of Shareholders, and to authorise the Board, acting by the Audit and Risk Committee, to determine the remuneration of the independent auditors.

PricewaterhouseCoopers LLP has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Audit and Risk Committee.

REQUIRED VOTE

Approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.

EFFECT OF ABSTENTIONS

Abstentions will not affect the vote on Proposal Two.

RECOMMENDATION

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT AUDITORS OF THE COMPANY UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING AND TO AUTHORISE THE BOARD, ACTING BY THE AUDIT AND RISK COMMITTEE, TO DETERMINE THE REMUNERATION OF THE INDEPENDENT AUDITORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

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SHAREHOLDER PROPOSALS

Shareholder proposals must be received in writing by the Company Secretary and must comply with the requirements of the Company’s bye-laws in order to be considered for the Company’s 2017 annual general meeting. Proposals for the 2017 annual general meeting of shareholders must be submitted between January 5, 2017 and February 4, 2017. Proposals should be directed to the c/o Company Secretary, Markit Legal Department, Markit Ltd., 4th Floor, Ropemaker Place, 25 Ropemaker Street, London, England EC2Y 9LY.

Additionally, under Bermuda law, shareholders holding not less than five percent of the total voting rights or 100 or more shareholders together may require the Company to give notice to the Company’s shareholders of a proposal to be submitted at an annual general meeting. Generally, notice of such a proposal must be received by the Company at the Company’s registered office in Bermuda, located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, not less than six weeks before the date of the meeting and must otherwise comply with the requirements of Bermuda law.

We recommend that any shareholder desiring to make a nomination or submit a proposal for consideration obtain a copy of the Company’s bye-laws. They are available free of charge upon written request to the Company Secretary at c/o Markit Legal Department, Markit Ltd., 4th Floor, Ropemaker Place, 25 Ropemaker Street, London, England EC2Y 9LY.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.

By Order Of The Board Of Directors

Jeffrey Gooch

Chief Financial Officer and Secretary

March 25th 2016

London, England

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